Exhibit 12.1

THE HILLMAN COMPANIES, INC.

Computation of Ratio of Income to Fixed Charges

(Dollars in thousands)

	Successor			Predecessor
	Six Months Ended 6/30/2011	Seven Months Ended 12/31/2010	One Month Ended 6/30/2010	Five Months Ended 5/28/2010	2009	2008	2007	2006
Income before Income Taxes	$(7,859)	$(11,163)	$(7,836)	$(27,673)	$9,059	$3,858	$(5,521)	$(5,604)
Add fixed charges:
Interest expense	26,830	28,068	4,670	19,069	40,653	44,245	48,056	47,302
Amortization of debt expense	1,450	1,450	—	—	1,011	2,283	2,350	2,806
Interest portion of rent expense	1,367	1,673	247	1,195	2,905	3,162	3,092	3,034

Adjusted income	$21,788	$20,028	$(2,919)	$(7,409)	$53,628	$53,548	$47,977	$47,538
Fixed charges:
Interest expense	26,830	28,068	4,670	19,069	40,653	44,245	48,056	47,302
Amortization of debt expense	1,450	1,450	—	—	1,011	2,283	2,350	2,806
Interest portion of rent expense	1,367	1,673	247	1,195	2,905	3,162	3,092	3,034

Fixed Charges	$29,647	$31,191	$4,917	$20,264	$44,569	$49,690	$53,498	$53,142

Ratio of earnings to Fixed Charges (1)	—	—	—	—	1.20	1.08	—	—

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

For the six months ending June 30, 2011, the seven months ending December 31, 2010, the one month ended June 30, 2010, the five months ended May 28, 2010, and the years ending December 31, 2007 and 2006, the ratio of earnings to fixed charges indicates earnings are inadequate to cover fixed charges as defined above. The deficiency totals are $7,859, $11,163, $7, 836, $27,673, $5,521 and $5,604, respectively.